SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             AIR METHODS CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $.06
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                         (Title of class of securities)

                                    009128307
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                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 673-0484
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 30, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)

                               (Page  1  of  7  Pages)


 --------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 009128307                    13D                           Page 2 of 7
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================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              ACQUISITOR  PLC
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     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                        (b) |_|
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     3         SEC  USE  ONLY
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     4         SOURCE OF FUNDS
                        WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO  ITEM 2(d) OR 2(e)  |_|
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     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                        UNITED  KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7         SOLE  VOTING  POWER
    SHARES                              719,700
BENEFICIALLY   -----------------------------------------------------------------
OWNED  BY  EACH
  REPORTING
 PERSON  WITH         8         SHARED  VOTING  POWER
                                        -0-
               -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                                        719,700
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                                        -0-
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
                        719,700
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES   |_|
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                        7.6%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON
                        CO
================================================================================


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CUSIP No. 009128307                    13D                           Page 3 of 7
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         The  following  constitutes  Amendment  No. 1 to the Schedule 13D filed by the Reporting Person. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 3 is being amended in its entirety as follows:

         The aggregate purchase price of the 719,700 shares of Common Stock acquired by the Reporting Person is $4,943,137 and came from its working capital.

Item 4.  Purpose of Transaction
         ----------------------

Item 4 is being amended to add the following:

         On October 3, 2002, Acquisitor wrote a letter to Aaron Todd, the Issuer's Chief Operating Officer and Chief Financial Officer. In the letter the Reporting Person commended Mr. Todd and George Belsey, the Issuer's Chairman of the Board, on the value they were creating for shareholders with the pending acquisition of Rocky Mountain Holdings, LLC. In addition, the letter stated:

"Despite the many times we have become actively involved with companies that we hold an interest in, our philosophy at Acquisitor is, in fact, to let the Board of Directors of a company define strategy and let management execute it. So long as they are doing their respective jobs, we are happy to remain at arms-length and monitor events from a distance. It is only when the Board of Directors fails to put the interests of all of its shareholders first, or management fails to perform that we become more actively involved."

         A copy of the letter is filed as Exhibit (a) to this Schedule 13D and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such letter.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Items 5(a) and 5(c) are being amended in their entirety as follows:

                  (a) As of the close of business on September 30, 2002, the Reporting Person beneficially owned 719,700 shares of Common Stock constituting approximately 7.62% of the shares of Common Stock outstanding. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 9,448,327 shares of Common Stock outstanding as of August 2, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 12, 2002.


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CUSIP No. 009128307                    13D                           Page 4 of 7
-----------------------------                       ----------------------------


                  (c) The table below lists all transactions in the Issuer's Common Stock since the filing of the original Schedule 13D by the Reporting Person. All such transactions were made in the open market.

    Transactions in Shares Since the Filing of the Original Schedule 13D

Shares of Common
     Stock         Price Per      Date of
Purchased/(Sold)     Share     Purchase/Sale
----------------   ----------  -------------
  3,900                6.245       9/11/2002
  6,200                6.0815      9/12/2002
  4,000                6.2175      9/16/2002
 25,000                6.1997      9/18/2002
 11,500                6           9/20/2002
  8,500                5.9928      9/23/2002
 10,000                6.037       9/24/2002
  3,000                6.224       9/26/2002
165,000                6.1415      9/30/2002


Item 7.  Material  to  be  Filed  as  Exhibits.
         --------------------------------------

         Item  7  is  amended  to  include  the  following:

         The  following  documents  are  filed  herewith:

         (a) Letter dated October 3, 2002, from Acquisitor plc to Aaron Todd, the Issuer's Chief Operating Officer and Chief Financial Officer.

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CUSIP No. 009128307                    13D                           Page 5 of 7
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 4, 2002


                                             ACQUISITOR  PLC


                                             By:  /s/  Duncan Soukup
                                                 -----------------------
                                             Name:   Duncan Soukup
                                             Title:  Managing Director


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CUSIP No. 009128307                    13D                           Page 6 of 7
-----------------------------                       ----------------------------

                                  Exhibit Index

         The  following  documents  are  filed  herewith:

                                Exhibit                                     Page

     (a)  Letter  dated  October  3, 2002, from Acquisitor plc to            7
Aaron  Todd,  the  Issuer's  Chief  Operating  Officer  and Chief
Financial  Officer.

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CUSIP No. 009128307                    13D                           Page 7 of 7
-----------------------------                       ----------------------------

                                 Acquisitor plc
                                 190 The Strand
                                     London
                                     England
                                    WC2R 1JN

October 3, 2002

Aaron Todd
COO and CFO
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

Dear Aaron:

I am writing to congratulate you on your appointment to the Board of Directors of Air Methods Corporation (the "Company") and to also commend you and George Belsey on the good work that you are doing for your shareholders. I realize that the value you are creating is, in our opinion, not yet fully reflected in the Company's stock price and that the pending acquisition of Rocky Mountain Holdings and the fact that the Company is now accruing for taxes even though not paying any, may have confused the market. We, however, have taken the view that the proposed transaction will be good for the Company and its shareholders and have, therefore, increased our ownership in AIRM in the past weeks. I don't know of any better way of showing our support for your efforts.

Despite the many times we have become actively involved with companies that we hold an interest in, our philosophy at Acquisitor is, in fact, to let the Board of Directors of a company define strategy and let management execute it. So long as they are doing their respective jobs, we are happy to remain at arms-length and monitor events from a distance. It is only when the Board of Directors fails to put the interests of all of its shareholders first, or management fails to perform that we become more actively involved.

Our Schedule 13D filings, such as the initial filing relating to Air Methods we made on September 12, 2002 -- with their litany of what actions we may take in the future - are often viewed as "hostile" by Boards of Directors (invariably by those Boards of Directors that do not adhere to principles of good corporate governance or do not wish to be held accountable for their actions). I would, however, like to assure you that we will maintain a "hand's off" approach, as long as the Board of Directors adheres to its fiduciary responsibilities to shareholders and management runs the company for its shareholders' benefit, as we believe the market will eventually reward your performance.

Again, congratulations and keep up the good work. I look forward to continued dialogue with you in the future.

Very truly yours,

/s/  Duncan Soukup

Duncan Soukup
Managing  Director
Acquisitor plc


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